UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2012

Commission file number:

1-14251

SAP AG

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SAP AG

FORM 6-K

In November 2012, SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany issued under its €2.4 billion Debt Issuance Programme established in September 2012 two tranches of euro-denominated notes as follows:

Notes with three-year maturity:

Aggregated nominal amount	EUR 550 million
Issue Price	99.791%
Coupon	1.000% p.a.
ISIN	DE000A1R0U31

Notes with seven-year maturity:

Aggregated nominal amount	EUR 750 million
Issue Price	99.307%
Coupon	2.125% p.a.
ISIN	DE000A1R0U23

This release does not constitute an offer to sell the notes, nor a solicitation of an offer to buy the notes. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States of America or to or for the account or benefit of US persons absent registration or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG
(Registrant)

By:	/s/ Christoph Huetten
Name: Dr. Christoph Huetten
Title: Chief Accounting Officer

By:	/s/ Sonja Simon
Name: Sonja Simon
Title: Head of Group Accounting and Reporting

Date: November 20, 2012

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